Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04024921

5 May 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

RECEIVED
2004 MAY 11 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
MAY 19 2004
THOMSON
FINANCIAL

dlw 5/19

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox
Date of last notice	4 December 2003 but this is the first notice in respect of Macquarie Airports stapled securities (MAP).

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MAP stapled securities held by Juanla Holdings Pty Limited, in which Laurie Cox has a relevant interest, being a director and shareholder.
Date of change	5 May 2004
No. of securities held prior to change	Nil
Class	MAP fully paid stapled securities
Number acquired	189,793
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	175,735 Macquarie Airport Sophisticated Investor Trust (MASIT) units (being the total holding of MASIT units by Juanla Holdings Pty Limited) exchanged for MAP stapled securities pursuant to offers by MAP to acquire all the units in Macquarie Airports Group. The closing market price of MAP stapled securities on 4 May 2004 was $1.85.
No. of securities held after change	189, 793 MAP fully paid stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market disposal of MASIT units in exchange for newly issued MAP stapled securities.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

5 May 2004

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE
BANK

MACQUARIE BANK TO ACQUIRE US AIRPORT SERVICES COMPANY

29 April 2004 - Macquarie Bank today announced it has entered into a sale and purchase agreement to acquire Executive Air Support for a total capital requirement including fees and costs of approximately US$238 (A$324) million. The sole business of Executive Air Support is Atlantic Aviation, an airport services company that owns and operates a network of ten Fixed Based Operations businesses (FBOs) in the United States.

Macquarie Bank will provide acquisition debt and equity for 100 per cent of the purchase price and is evaluating various long-term financing options in the banking and capital markets to refinance the acquisition debt. It is anticipated that approximately one half of the purchase price will be financed by acquisition debt. Completion of the acquisition is subject to various regulatory requirements, including approval from US airport authorities and is expected in three to six months.

An FBO is a business that has the right under a lease awarded by an airport to offer services to general aviation aircraft. Typical services that are offered by Atlantic Aviation's FBOs include refuelling, de-icing, hangar rental, corporate aircraft maintenance and catering at regional airports.

Consisting of facilities in ten different locations, Atlantic Aviation's FBO network holds long-term leases with airport authorities primarily in the north-east of the US; New Jersey, Pennsylvania (2), New York, Connecticut, Illinois, Texas and Louisiana (2). The most established of Atlantic Aviation's leases has been continuously held by the company since 1946, the most recent since 1995.

The locations of Atlantic Aviation's ten FBO facilities are particularly attractive given their proximity to major US business centres which display strong demand for non-commercial aviation services. (see figure below)

Chief Financial Officer for Macquarie Bank, Greg Ward, said Atlantic Aviation was a well-established business with strong existing management and a growth profile in line with the non-commercial aviation sector.

Mr Ward said the Bank will explore a range of future options for Atlantic Aviation, including the potential transfer to a Macquarie managed fund, company or partnership. He said that it was expected that Atlantic Aviation would be transferred from the Bank's balance sheet within 12 months.

The annualised impact on Macquarie's profit as a result of consolidating Atlantic Aviation, after taking account of depreciation, amortisation and funding costs, will be marginally negative. Mr Ward stated that the impact on Macquarie's capital position will be a reduction to the Tier 1 capital ratio of approximately 1 per cent.

For further information, please contact;

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	(02) 8232 3087
Jenny Kovacs, Investor Relations, Macquarie Bank Limited	(02) 8232 3250
Matthew Russell, Macquarie Bank Limited Public Relations	(02) 8232 4102
	0410 699 532

FIGURE 1: Atlantic Aviation FBO Sites



Chicago Midway, IL
Philadelphia, PA
NE Philadelphia, PA
Bridgeport,CT
Hartford, CT
Farmingdale, NY
Teterboro, NJ